SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on February 4, 2021.

By letter dated February 4, 2021, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), informs that our subsidiary Brasilagro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) has concluded yesterday a public share offering for a total amount of approximately BRL 500 million by issuing 20 million shares in a primary offering and 2.73 million in a secondary offering.

The company participated in the primary issuance by acquiring, directly or through subsidiaries, 6,971,229 shares. The consideration for the shares was materialized with the sale, which agreement was informed to the market on December 23, 2020, of 100% of the shares of its indirectly controlled subsidiaries, Agropecuaria Acres del Sud SA, Ombu Agropecuaria SA, Yatay Agropecuaria SA and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia.

With this sale, the Company continues to promote its regional expansion and consolidation strategy through BrasilAgro, maintaining ownership of its farms in Argentina.

After this transaction, CRESUD's stake in Brasilagro, net of treasury shares, increased from 33.8% to 34.1% of its capital stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 4, 2021